NEWS RELEASE

SHAW ANNOUNCES $548 MILLION SECONDARY OFFERING OF CORUS CLASS B SHARES

/NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES OR ITS POSSESSIONS. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW/

Calgary, Alberta (May 14, 2019) – Shaw Communications Inc. (“Shaw”) announced today that it has entered into an agreement with Corus Entertainment Inc. (“Corus”) and a syndicate of underwriters led by TD Securities Inc. (collectively the “Underwriters”), pursuant to which the Underwriters have agreed to purchase from Shaw, on a bought deal basis, 80,630,383 Class B non-voting participating shares of Corus (the “Class B Shares”) at a price of $6.80 per Class B Share for total gross proceeds to Shaw of approximately $548 million (the “Offering”). The proceeds of the Offering will be payable to Shaw and will be used for general corporate purposes, which may include the repayment of outstanding indebtedness. Corus will not receive any proceeds of, and Shaw will pay all expenses and fees associated with, the Offering. Following the closing of the Offering, Shaw will no longer hold an equity interest in Corus.

The Class B Shares will be offered by way of a short form prospectus in all of the provinces of Canada and may also be offered by way of private placement in the United States. Closing of the Offering is expected to occur on or about May 31, 2019 and is subject to, and conditional upon, customary closing conditions.

The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933 (the “US Securities Act”), as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements of the US Securities Act. This news release does not constitute an offer to sell or the solicitation of any offer to buy, nor will there be any sale of these securities, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

About Shaw Communications Inc.

Shaw Communications Inc. is a leading Canadian connectivity company. The Wireline division consists of Consumer and Business services. Consumer serves residential customers with broadband Internet, Shaw Go WiFi, video and digital phone. Business provides business customers with Internet, data, WiFi, digital phone, and video services. The Wireless division provides wireless voice and LTE data services through an expanding and improving mobile wireless network infrastructure.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

Caution Regarding Forward-Looking Statements

Statements included in this news release that are not historic constitute forward looking statements within the meaning of applicable securities laws. Such statements include but are not limited to the timing of closing of the Offering, the satisfaction of closing conditions in connection with the Offering, and the amount of proceeds from the Offering. These statements are based on assumptions made by Shaw that it believes are appropriate and reasonable in the circumstances, including without limitation that Shaw and Corus will be able to satisfy the closing conditions and close the Offering in a timely manner. It is possible that one or more of these assumptions will not prove to be accurate. The forward-looking statements herein are subject to risks, including risks associated with capital and debt markets, any significant change, event or occurrence constituting or arising from general economic or market conditions in Canada or the United States, a material change in the business, operations and capital of Shaw or Corus which may have a significant adverse effect on the market price or value of the Class B Shares, any change in law or regulation which may have a material adverse effect on the financial markets generally or the business, operations, assets, affairs or profitability of Shaw or Corus, risks that may give rise to the ability of the Underwriters to terminate the Offering, and other risks as set forth in Shaw’s 2018 Annual Information Form and 2018 Annual Report filed with the securities regulatory authorities in all provinces and territories of Canada and available at www.sedar.com, and the Form 40-F filed with the United States Securities and Exchange Commission. Undue reliance should not be placed on any forward-looking statement. Except as required by law, Shaw disclaims any obligation to update any forward-looking statement.

For further information, please contact:

Shaw Investor Relations investor.relations@sjrb.ca